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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $27,662

COST OF OPERATION                                           28,243

OPERATING LOSS                                                (581)

NONOPERATING INCOME                                            459

LOSS BEFORE INTEREST CHARGES                                  (122)

INTEREST CHARGES                                                15

LOSS BEFORE FEDERAL INCOME TAXES                              (137)

FEDERAL INCOME TAX CREDIT                                     (142)

NET INCOME                                                 $     5



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $24

NET INCOME                                                      5

BALANCE AT END OF PERIOD                                      $29


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $46,941
  Construction Work in Progress                                 199
         Total Mining Plant                                  47,140
  Accumulated Depreciation and Amortization                  37,279

         NET MINING PLANT                                     9,861

CURRENT ASSETS:
  Cash and Cash Equivalents                                  44,368
  Accounts Receivable:
    General                                                   4,134
    Affiliated Companies                                      4,099
  Coal                                                           46
  Materials and Supplies                                      3,510
  Other                                                         379

         TOTAL CURRENT ASSETS                                56,536

REGULATORY ASSETS                                             7,056

DEFERRED INCOME TAXES                                        13,840

DEFERRED CHARGES                                                239

           TOTAL                                            $87,532

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        September 30,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                             29

         TOTAL SHAREHOLDER'S EQUITY                             29

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       25,591
  Mine Closure Costs                                        18,552
  Operating Reserves                                        33,844

         TOTAL OTHER NONCURRENT LIABILITIES                 77,987

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,660
    Affiliated Companies                                     1,138
  Taxes Accrued                                              1,204
  Accrued Vacation Pay                                       1,230
  Workers' Compensation Claims                               2,613
  Other                                                        955

         TOTAL CURRENT LIABILITIES                           8,800

REGULATORY LIABILITIES                                         716

           TOTAL                                           $87,532

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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1999

Mine Closure

   The Company announced plans to discontinue mining operations effective April 30, 2000. Consequently, a provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999. The provision is reflected in billings to Ohio Power Company and is subject to selling price normalization which is eliminated by year-end.






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                           WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                      (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                    1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                         $   -
            Paid-in Capital                                                                          -
            Excess of Acquisition Cost Over Net Book Value                                            172

       B. Rate of Return Allowable per HCAR No. 26573: 10.43% per annum, 2.6075% per quarter      .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                   $      4
            2. Year-to-Date                                                                      $     13

       D. Net Income per Statement of Income                                                     $      5
            Add: Interest Charges                                                                      15
            Less: Nonoperating Income                                                                 459

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                   $   (439)
            2. Year-to-Date                                                                      $    203

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                           $ 28,101

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                       (439)

       C. Cost Applicable to Current Quarter Coal Billings                                         27,662
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                            6,114
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                     $ 21,548

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                        147,727

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                  $145.86

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

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                           WINDSOR COAL COMPANY
                      STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   863
Indirect Labor-UMW*                                          1,921
Benefits-UMW*                                                1,844
Salaries and Benefits-Nonunion                               1,643
Operating Supplies                                           1,040
Repair Parts and Materials                                   2,145
Electricity and Other Utilities                                 27
Outside Services-Maintenance, Haulage and Reclamation        1,184
Taxes Other Than Federal Income Taxes**                      1,770
Rental of Equipment                                             14
Depreciation, Depletion and Amortization                     3,617
Royalties                                                      153
Reclamation                                                  1,901
Mining Cost Normalization***                                 6,784
Other Production Costs                                       3,027

Subtotal                                                    27,933

Transfers of Production Costs (to)/from Coal Inventory         310

          Total                                            $28,243

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                           WINDSOR COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                           September 30, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   623    $  -        $  623

Mining Structures and Equipment       35,624     28,887      6,737

Coal Interests (net of depletion)        653       -           653

Mine Development Costs                10,041      8,392      1,649

    Total Mining Plant
      in Service                     $46,941    $37,279     $9,662